Via Facsimile and U.S. Mail
Mail Stop 4720

November 30, 2009

Robert E. Hoffman
V.P., Finance and Chief Financial Officer
Arena Pharmaceuticals, Inc.
6166 Nancy Ridge Drive.
San Diego, CA 92121

Re: Arena Pharmaceuticals, Inc.
       Form 10-K for the Fiscal Year Ended December 31, 2008
       Form 10-K/A for the Fiscal Year Ended December 31, 2008
       File Number: 000-31161

Dear Mr. Hoffman:

        We have reviewed your filings and have the following comments. In our comments, we ask you to provide us with information to better understand your disclosure. Where our comment requests you to revise disclosure, the information you provide should show us what the revised disclosure will look like and identify the annual or quarterly filing, as applicable, in which you intend to first include it. If you do not believe that revised disclosure is necessary, explain the reason in your response. After reviewing the information provided, we may raise additional comments and/or request that you amend your filings.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2008

Item 7A. Quantitative and Qualitative Disclosures About Market Risk, page 57

1. You disclose that "we have a wholly owned subsidiary in Switzerland, which exposes us to foreign exchange risk." Also it appears that your note payable to Siegfried is payable in Swiss francs and may expose you to foreign exchange risk. Please revise your disclosure to provide the quantitative and qualitative disclosures for this market risk as required by Item 305 of Regulation S-K. If you believe that foreign currency risk is not material please disclose this fact.

Consolidated Financial Statements
Notes to Consolidated Financial Statements
Note 4. Acquired Technology, page 71

2. Please explain to us your basis for concluding that the licensed production facility acquired from Siegfried in 2008 is an indefinite-lived intangible asset. Tell us how the production facility meets the definition of an intangible asset in FASB ASC 350-10-20. It appears that the facility has physical substance and is subject to depreciation that should begin when the asset is ready for its intended use. Please refer to FASB ASC 360-10-35-4. Cite any relevant accounting guidance to support you conclusion.

Form 10-K/A for the Fiscal Year Ended December 31, 2008

Item 11. Executive Compensation
Compensation Discussion and Analysis
Elements of Our Compensation Program, page 7
Base Salary, page 7

3. You disclose on page 7 that in determining 2008 base salaries for your executive officers, the Compensation Committee relied, in part, on recent industry surveys. Please identify these surveys.

Performance-based cash incentives, page 7

4. We note that the cash incentive awards awarded to your named executive officers in 2008 was based on the achievement of pre-established corporate and individual goals. Your Compensation Discussion and Analysis does not provide a sufficient discussion of the corporate or individual objectives used to determine these executive officers' annual performance-based bonus. Please provide us with draft disclosure for your 2009 proxy statement which provides the following:

- The corporate and individual performance objectives; and
- A discussion of how the level of achievement will affect the actual bonuses to be paid.

To the extent that the objectives are quantified, the discussion in your proxy statement should also be quantified. Please also confirm that you will disclose the level of achievement of these objectives.

Stock-based compensation, page 9

5. We note your statement on page 9 that the size of stock options grants to the company's named executive officers in 2008 was determined, in part, on corporate

and individual goals. In addition to the discussion of corporate and individual goals used to determine performance-based bonuses, requested in the comment above, please provide us with draft disclosure for your 2009 proxy statement which provides a discussion of how the level of achievement of corporate and individual goals will affect the size of stock option grants to the company's named executive officers.

6. We note your statement on page 10 that performance-based restricted stock unit awards granted to the company's named executive officers in 2007 will vest only upon the achievement of four specific drug development and strategic performance goals by February 26, 2012. Please provide us with draft disclosure for your 2009 proxy statement which provides the following:

- A discussion of the referenced performance targets; and
- A discussion of how the level of achievement of each target will affect vesting of the restricted stock unit awards.

To the extent that the objectives are quantified, the discussion in your proxy statement should also be quantified. Please also confirm that you will discuss the level of achievement of each of the targets.

* * * *

Please provide us the information requested within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your response that keys your response to our comments. Detailed cover letters greatly facilitate our review. Please furnish your letter on EDGAR under the form type label CORRESP.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in your letter, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Dana Hartz, Staff Accountant, at (202) 551-3648 or Don Abbott, Senior Staff Accountant, at (202) 551-3608 if you have any questions regarding the processing of your response as well as any questions regarding comments on the financial statements and related matters. You may contact Rose Zukin, Staff Attorney, at (202) 551-3239 with questions on any of the other comments. In this regard, do not hesitate to contact me, at (202) 551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief
Accountant